MEDQUIST HOLDINGS INC.
(FORMERLY CBAYSYSTEMS HOLDINGS LIMITED)
9009 Carothers Parkway
Franklin, Tennessee 37067
February 1, 2011
VIA FACSIMILE AND EDGAR
Re:	MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) Registration Statement on Form S-4 File No.: 333-170003
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Maryse Mills-Apenteg
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), as amended, MedQuist Holdings Inc. (formerly CBaySystems Holdings Limited) (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4 be accelerated so that it may become effective at 11:00 a.m., Washington, D.C. time, on February 2, 2011, or as soon as possible thereafter. In this regard, the Registrant is aware of its obligations under the Securities Act.
     The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding this request for acceleration of effectiveness, please contact Rhett Brandon of Simpson Thacher & Bartlett LLP at (212) 455-3615.

Very truly yours, MEDQUIST HOLDINGS INC.
By:	/s/ Clyde Swoger
	Name:	Clyde Swoger
	Title:	Chief Financial Officer

[Signature Page — Acceleration Request Letter]